Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 26, 2013

Relating to Preliminary Prospectus dated June 26, 2013

Relating to Registration No. 333-187372

Aratana Therapeutics, Inc.

On June 26, 2013, Aratana Therapeutics, Inc. (the “Company”) filed Amendment No. 6 to its Registration Statement on Form S-1 (Registration No. 333-187372) (“Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated May 23, 2013 (referred to herein as the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 6 to the Registration Statement (the “Preliminary Prospectus”). These changes primarily reflect a decrease in the assumed initial public offering price to a price of $6.00 and indications of interest from certain of our executive officers and directors or their affiliates to purchase an aggregate of approximately $7.75 million in shares of our common stock in the proposed offering. A copy of the Preliminary Prospectus is included in Amendment No. 6 to the Registration Statement and can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1509190/000119312513271755/d503089ds1a.htm

Common stock offered by us	5,500,000 shares (or 6,325,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	19,609,766 shares (or 20,434,766 shares if the underwriters exercise their option to purchase additional shares in full).

Assumed initial public offering price	$6.00.

Net proceeds	We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $28.2 million (or $32.8 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $6.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Insider participation	Certain of our executive officers and directors or their affiliates, including Avalon Ventures IX, L.P., entities affiliated with Cultivian Ventures and MPM BioVentures V, have indicated an interest in purchasing an aggregate of approximately $7.75 million in shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $6.00 per share, these stockholders would purchase an aggregate of approximately 1.29 million shares of the 5,500,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or may determine not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or could determine not to sell any shares to these stockholders.

Summary Financial Data	The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data” has been updated in its entirety to read as set forth below.

Use of Proceeds	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth below.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth below.

Dilution	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth below.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. We have derived the statement of operations data for the years ended December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2012 and 2013 and for the period from our inception (December 1, 2010) to March 31, 2013 and the balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. This unaudited interim financial information has been prepared on the same basis as our audited financial statements and, in our opinion, reflects all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position as of March 31, 2013 and operating results for the periods ended March 31, 2012 and 2013. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results are not necessarily indicative of the results to be expected for any future periods and the results from the three months ended March 31, 2013 should not be considered indicative of results expected for the fiscal year 2013.

	Year Ended December 31,		Three Months Ended March 31,		Cumulative period from Inception (December 1, 2010) to March 31, 2013
	2011	2012	2012	2013
			(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	2,196	7,291	1,751	2,114	11,601
General and administrative	1,274	2,987	498	1,226	5,796
In-process research and development	—	1,500	—	—	8,025

Total operating expenses	3,470	11,778	2,249	3,340	25,422

Loss from operations	(3,470)	(11,778)	(2,249)	(3,340)	(25,422)
Other income (expense):
Interest income	6	21	4	3	30
Interest expense	—	—	—	(24)	(24)
Other income	—	121	—	68	189

Total other income (expense)	6	142	4	47	195

Net loss and comprehensive loss	$(3,464)	$(11,636)	$(2,245)	$(3,293)	$(25,227)

Modification of series A convertible preferred stock	(276)	—	—	—
Unaccreted dividends on convertible preferred stock	(902)	(2,035)	(444)	(773)

Net loss attributable to common stockholders	$(4,642)	$(13,671)	$(2,689)	$(4,066)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(15.43)	$(34.53)	$(8.94)	$(4.73)

Weighted average shares outstanding, basic and diluted(1)	300,841	395,918	300,841	860,350

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(1.01)		$(0.24)

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		11,465,054		13,936,333

(1)	See Note 17 to our financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)

See Note 17 to our financial statements included elsewhere in this prospectus for further details on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,652	$25,652	$53,841
Working capital(3)	22,086	22,086	50,275
Total assets	27,109	27,109	54,087
Total long-term debt, net of discount	4,929	4,929	4,929
Total convertible preferred stock(4)	41,952	—	—
Total stockholders’ equity (deficit)	(24,707)	17,245	45,434

(1)	Gives effect to:
•

the automatic conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2013 into an aggregate of 12,596,115 shares of common stock immediately prior to the closing of this offering; and

•

the issuance of 619,677 shares of common stock to the holders of our series A, B and C convertible preferred stock in satisfaction of accumulated and unpaid dividends, assuming for this purpose that the closing of this offering occurred on March 31, 2013 at an assumed initial public offering price of $6.00 per share, all of which is described more fully under the section of this prospectus entitled “Capitalization—Accumulated and Unpaid Dividends.”

(2)

Gives further effect to the issuance and sale of 5,500,000 shares of common stock in this offering at the assumed initial public offering price of $6.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $5.6 million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(3)	We define working capital as current assets less current liabilities.

(4)	Consists of our series A, A-1, B and C convertible preferred stock. See Note 10 to our financial statements included elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $28.2 million (or $32.8 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $6.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $5.6 million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds of this offering for the development of our commercial infrastructure and other general corporate and working capital purposes, including the potential in-licensing and initial development of additional product candidates. We believe that our current cash, cash equivalents and short-term investments, together with amounts available under our credit facility, are sufficient to fund each of our current product candidates through development. However, we expect to need to raise additional funds for the commercialization of these product candidates. Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

We have not determined the amounts we plan to spend in any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the results of our commercialization efforts, acquisition and investment opportunities and other factors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2013 as follows:

•	on an actual basis;
•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 12,596,115 shares of common stock immediately prior to the closing of this offering, and (2) the issuance of 619,677 shares of common stock to the holders of our series A, B and C convertible preferred stock immediately prior to the closing of this offering in satisfaction of accumulated and unpaid dividends, assuming for this purpose that the closing of this offering occurred on March 31, 2013 at an assumed initial public offering price of $6.00 per share; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$25,652	$25,652	$53,841

Liability for early exercise of stock options	$213	$213	$213
Loan payable	4,929	4,929	4,929
Convertible preferred stock (series A, A-1, B and C), par value $0.001 per share; 20,941,667 shares authorized, 20,934,778 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	41,952	—	—
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share; 25,041,667 shares authorized, 893,974 shares issued and outstanding, actual; 100,000,000 shares authorized, pro forma and pro forma as adjusted; 14,109,766 shares issued and outstanding, pro forma; 19,609,766 shares issued and outstanding, pro forma as adjusted	1	14	20
Additional paid-in capital	795	42,734	70,917
Deficit accumulated during the development stage	(25,503)	(25,503)	(25,503)

Total stockholders’ equity (deficit)	(24,707)	17,245	45,434

Total capitalization	$22,387	$22,387	$50,576

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, total stockholders’ equity and total capitalization by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, total stockholders’ equity and total capitalization by approximately $5.6 million.

The table above does not reflect:

•	508,981 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $0.30 per share;
•	1,021,578 shares of restricted stock that are subject to vesting restrictions as of March 31, 2013 and are not considered outstanding for accounting purposes;
•

42,353 shares of common stock reserved for future issuance under our 2010 equity incentive plan as of March 31, 2013, all of which we have subsequently granted or expect to grant on or prior to the pricing date;

•	321,144 shares of common stock that we expect to grant under our 2013 incentive award plan on the pricing date; and
•	641,551 shares of common stock reserved for issuance under our new 2013 incentive award plan, after taking into account the awards described in the immediately preceding bullet.

Accumulated and Unpaid Dividends

Pursuant to the terms of our series A, B and C convertible preferred stock, we will, immediately prior to the closing of this offering, issue additional shares of common stock to the holders of such series of our convertible preferred stock in satisfaction of accumulated and unpaid dividends. The dividends on all such shares currently accumulate at the rate of 8% per annum, compounded annually, of the original purchase price of such shares. At March 31, 2013, the aggregate accumulated and unpaid dividends on the series A, B and C convertible preferred stock amounted to approximately $3.7 million. The common stock issued in satisfaction of our accumulated and unpaid dividends will be valued at the public offering price per share in this offering, so you can estimate the number of shares of common stock that will be issued by dividing the accumulated and unpaid dividend amount by the initial public offering price. For example, at March 31, 2013, the total number of shares of common stock issuable upon satisfaction of the accumulated and unpaid dividends, based on the assumed initial public offering price of $6.00, was 619,677 shares. As of June 21, 2013, the aggregate accumulated and unpaid dividends on the series A, B and C convertible preferred stock amounted to approximately $4,446,332, and we incur an additional approximately $8,876 in accumulated and unpaid dividends each day. To estimate the number of shares that will be issued at the closing of this offering, you must divide the aggregate accumulated and unpaid dividend amount as of the closing date by the initial public offering price. The aggregate accumulated and unpaid dividend amount can be determined by multiplying $8,876 by the number of days in the period beginning after June 21 and ending on the date prior to the closing date and then adding that to $4,446,332.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2013, we had a historical net tangible book value (deficit) of $(25.9) million, or $(28.99) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock divided by the number of shares of common stock outstanding at March 31, 2013.

Our pro forma net tangible book value as of March 31, 2013 was $16.0 million, or $1.14 per share of our common stock, based on 14,109,766 shares of common stock outstanding after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 12,596,115 shares of common stock immediately prior to the closing of this offering and (2) the issuance of 619,677 shares of common stock to the holders of our series A, B and C convertible preferred stock immediately prior to the closing of this offering in satisfaction of accumulated and unpaid dividends, assuming for this purpose that the closing of this offering occurred on March 31, 2013 at the assumed initial public offering price of $6.00 per share. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at March 31, 2013 before giving effect to our sale of shares of common stock in this offering.

After giving further effect to the sale of 5,500,000 shares of common stock that we are offering at an assumed initial public offering price of $6.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $45.4 million, or approximately $2.32 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.18 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $3.68 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$6.00
Historical net tangible book (deficit) value per share as of March 31, 2013	$(28.99)
Increase per share attributable to the conversion of our convertible preferred stock	30.13

Pro forma net tangible book value per share as of March 31, 2013	1.14
Increase in pro forma net tangible book value per share attributable to this offering	1.18

Pro forma as adjusted net tangible book value per share after this offering		2.32

Dilution per share to new investors		$3.68

Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.27, and dilution in pro forma net tangible book value per share to new investors by approximately $0.73, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $0.16 per share and decrease the dilution to investors participating in this offering by approximately $0.16 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $0.18 per share and increase the dilution to investors participating in this offering by approximately $0.18 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $2.45 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.31 per share and the dilution per share to new investors would be $3.55 per share, in each case assuming an initial public offering price of $6.00 per share.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors in this offering paid. The calculation below is based on the assumed initial public offering price of $6.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,109,766	72.0%	$43,243,183	56.7%	$3.06
New investors	5,500,000	28.0	33,000,000	43.3	$6.00

Total	19,609,766	100%	$76,243,183	100%

The foregoing tables and calculations exclude:

•	508,981 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $0.30 per share;
•	1,021,578 shares of restricted stock that are subject to vesting restrictions as of March 31, 2013 and are not considered outstanding for accounting purposes;
•

42,353 shares of common stock reserved as of March 31, 2013 for future issuance under our 2010 equity incentive plan, all of which we have subsequently granted or expect to grant on or prior to the pricing date;

•	321,144 shares of common stock that we expect to grant under our 2013 incentive award plan on the pricing date; and
•	641,551 shares of common stock reserved for issuance under our new 2013 incentive award plan, after taking into account the awards described in the immediately preceding bullet.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of March 31, 2013, the pro forma as adjusted net tangible book value per share after this offering would be $2.17, and total dilution per share to new investors would be $3.83.

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 69.0% of the total number of shares of our common stock outstanding after this offering; and
•	the number of shares held by new investors will increase to 6,325,000, or approximately 31.0% of the total number of shares of our common stock outstanding after this offering.

Certain of our executive officers and directors or their affiliates have indicated an interest in purchasing an aggregate of approximately $7.75 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or may determine not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or could determine not to sell any shares to these stockholders. The foregoing discussion and tables do not reflect any potential purchases by these stockholders or their affiliated entities.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling (415) 364-2720; or from Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, 48th Floor, New York, NY 10020, or by calling (800) 542-0970.